Filed by J1 Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Altimeter Growth Corp.

Commission File No.: 001-39573

The Grab Way

Why did we start Grab?

Back in business school where we met, we both took a class called Business at the Base of the Pyramid (BBOP) and were greatly inspired by the story of Lapdesk, a for-profit social enterprise (FOPSE) dedicated to eradicating the shortage of classroom desks at public schools. This case study and BBOP made us realise that businesses can create double bottom lines—i.e. deliver profits and social impact at the same time—and sparked a dream of building a company that would be a force for good for Southeast Asia (SEA), the place we call home.

This dream led to the founding of MyTeksi in 2012.

Back then, you wouldn’t have felt great about your mother, sister, wife, or child taking a taxi alone in Malaysia. The simple act of going somewhere was a risk. When Hooi Ling took taxis home after a late night at work, she would pretend to be on the phone with her mother to deter drivers from robbing or attacking her.

Mobility is freedom, and we wanted to make it safe for anyone to travel in Malaysia. But as we worked with the community of drivers, we learned something that changed our viewpoint entirely.

We saw a group of everyday entrepreneurs simply trying to make an honest living with the skills and resources they had. They had hopes and dreams like you and I, but often didn’t have access to other job opportunities or just didn’t know how to get themselves from where they were to where they wanted to be.

As we equipped them with smartphones (for many of them, their first), brought them online with data plans, and served them a platform that made their job safer and more efficient, their response was tremendous.

Rudianto, a former construction worker, shared how he didn’t have a bank account until he signed up to drive with Grab, and how earning with Grab enabled him to buy a house for his family. Joey, who works at a bakery in Malaysia has been hearing impaired since she was born, told us that driving for Grab part-time enabled her to earn a living and be independent, which she feels is a rare achievement in the hearing impaired community. Siti, a single mother, told us how being a GrabCar driver enabled her to support her daughter through college and even pay for her wedding. Roszana, who was diagnosed with cerebral palsy, had given up on finding a job until she learnt about delivering with Grab. Mark, who has now graduated from college, drove GrabBike part-time to fund his education. And many others shared how our platform not only increased their earnings, but enabled them to earn a living in a way that better supported their life choices and aspirations, be it to spend more time with family, to be their own boss so they can control their own destiny, or to give them the flexibility to pursue multiple interests.

This is more than just making an income. This is economic empowerment—when people feel like they can make choices, feel ownership and not feel trapped. When people have the opportunity to participate in our broader economy in the way that they choose, it drives progress and personal fulfilment not only for themselves, but also for their loved ones and those they employ.

When we opened our eyes to see them, everyday entrepreneurs were all around. They are the tuk tuk driver in Phnom Penh, the wet market fishmonger, and the Chinatown chicken rice seller we’ve known for the past 20 years. With more than 70 million SMEs in SEA, employing over 140 million people and accounting for 99% of all businesses in the region, everyday entrepreneurs are the bedrock of our economy.

While we’ve already had an impact on this community, we still have a long way to go.

First, while we’ve made some progress helping segments of everyday entrepreneurs find a gainful living, the reality is that many earn enough for basic necessities, with little room to save or build up any financial cushion to absorb economic shocks which are bound to come.

Second, advances in technology are accelerating the pace of innovation, and large segments of everyday entrepreneurs are struggling to keep up. Without help, technology that could have been used to empower this community will marginalise them instead.

Both of these translate to a large portion of the region’s population left exposed and vulnerable to macroeconomic factors, and history has shown us how that story plays out. During the Asian Financial Crisis when incomes were displaced, we saw street riots, mass looting, and unspeakable violence. Left unchecked, these trends foretell a challenging future for our region.

But if we can enable the everyday entrepreneurs of SEA to continue to have a space in the economy, and equip them with the tools and skills to continue being the growth engine of our region, we can play a role in preventing history from repeating itself, and instead enable shared progress for not only them, but for everyone within their ecosystem.

So for now and for as long as the above continues to hold true, Grab’s mission is to drive Southeast Asia forward by creating economic empowerment for everyone—because everyone should have the option to pursue economic progress for themselves.

How can we make a difference?

We don’t pretend to have all the answers or have everything figured out. But here’s the thesis for how Grab can achieve our mission as best as we understand it today. As we learn, this thesis will evolve.

1. Build marketplaces that enable everyday entrepreneurs to thrive

Grab aspires to become experts in the craft of building and growing marketplaces that enable everyday entrepreneurs to thrive. We’re not trying to support everyday entrepreneurs through charity. Charity isn’t sustainable or scalable, but more importantly, it isn’t empowering. Instead, we’re building markets that everyday entrepreneurs can thrive in, and helping them participate in markets that are getting harder for them to be a part of without what we enable.

Markets are where consumers and providers exchange value. There’s a deep science in understanding what makes markets work, and how to expand them. That science describes making markets trustworthy, kickstarting virtuous cycles, and ensuring win-win value-exchange. We have to master and build on that science to make markets more open to everyday entrepreneurs.

Think about it this way—imagine if we wanted to serve everyday entrepreneur retailers in the pre-internet days. Maybe we’d build a shopping mall—a physical 2-sided market. But then we would have to get consumers to come. So we build parking lots, an amazing food court, entertainment, and other amenities. We’d find anchor tenants like an Apple Store, and maybe even give them discounted rent to help attract consumers. But then we’d find innovative ways to expose these everyday entrepreneurs to all the shoppers who came to the mall. For example, maybe we’d line the walk between the anchor store and food court with shops of everyday entrepreneurs. Learning how to do this all in the AI-powered, mobile internet age is the craft of marketplace-making that Grab has to master.

Our understanding of the markets we are expanding show us that we have to be great at the following:

A)	Provide delightful experiences that encourage consumers to do business with everyday entrepreneurs.

Without consumers, we cannot help our partners. And consumers have many choices. If we can’t serve them well, we will lose the opportunity to inspire them to do more business with everyday entrepreneurs. So in order for our markets to attract, retain, and be loved by consumers, we need to stand head and shoulders above the crowd in meeting their needs in delightful, safe, seamless, and convenient ways.

How we do this will range from setting quality standards for everyday entrepreneurs to join and continue participating in our markets; to providing them with training, education and assistance so they can continuously improve their attractiveness and competitiveness; to working with partners to extend their world-class offerings to consumers in our markets; to continuously setting and raising the bar for the industry on experiences Grab is in direct control of.

B)	Offer unbeatable value.

For everyday entrepreneurs to remain competitive, especially as large organisations apply new technologies, we have to help them provide equal or better value. In some cases we need to make sure prices are unbeatable, and in other cases, we have to make sure value-for-money is unbeatable. As we master the craft of digital marketplace-making, we should be having data- and science-based discussions on which approach to use in each situation.

We do this by:

•

Making our costs competitive so partners can benefit from the cost advantages of scale and technology, no matter their size. We must remember that our cost is their cost. The cost structure of Grab is in effect passed through everyday entrepreneurs to their customers. The more wasteful we are, the less successful they will be. The more prudent and wise we are with our investments, the faster we scale impact.

•

Integrating services and experiences across our ecosystem, to create a holistic differentiated offering that no single player, partner, or entrepreneur could achieve on its own. In doing so, we create value for consumers that is greater than the sum of its parts.

If consumers get a delightful experience and unbeatable value from engaging and transacting with the everyday entrepreneurs across our ecosystem, why wouldn’t they? That’s how we can create space in the economy for everyday entrepreneurs, and solve for some of the near-term challenges they face.

2. Ensure sustainability of our mission

In the long-term, as we see technology and businesses evolve, we believe there are two possible futures. In Future A, the world is primarily dominated by a few big companies who do everything themselves. In Future B, technology creates a new renaissance, where everyday entrepreneurs and small companies thrive with greater access to consumers facilitated by companies that help them succeed. If you had to bet, which future do you think is going to come to reality?

We, for one, don’t want to leave this choice to chance. Grab can and should play a meaningful role in building Future B.

But future-building is a much longer game, so we need to make sure we can sustain our movement for the long haul.

This implies we have to do two things exceptionally well.

A)	Learn how to help everyday entrepreneurs continuously reinvent themselves.

With innovation comes disruption and it is inevitable that over time, innovation will render certain vocations obsolete and structurally reduce demand for services rendered by entire segments of everyday entrepreneurs. When that happens, how do we help them adapt and reinvent themselves so they can stay in the game? This is the hardest part of our thesis to figure out.

We’re doing a number of experiments to this end, including:

•	Working with partners to offer free certification courses to drivers;
•	Grouping individual street food hawkers together so they can hold their own against larger merchants;
•	Leveraging AI to lower costs of delivering insights and business support to everyday entrepreneurs that they otherwise would not have been able to afford.

This, of course, isn’t enough, but it is a start and we will need to continue chipping away at this challenge boldly over time.

B)	Ensure our longevity.

Kongō Gumi, the Japanese construction firm, was once the world’s oldest company, continuously running for over 1,400 years. Unfortunately, they overextended their leverage, and in 2006 went through liquidation.

We will be of no help to everyday entrepreneurs (or anyone for that matter) if we constantly need financial help ourselves, and are unable to fund our own continuous reinvention. To ensure our own longevity, we need to learn how to be economically prudent, financially sustainable, and wise enough to manage risks that could sink our organisation.

How do we stay on mission?

Our mission won’t be easy to steward. On some days it will feel like threading a needle with your toes whilst blindfolded. We’ve learned that for us to achieve this mission, Grab needs to be one team that supports each other to do the best work of our lives. To ensure we build that kind of organisation, we have our 4Hs.

The 4Hs serve as our guide for how Grabbers should lead, collaborate, solve problems, and support each other through the ups and downs of this journey. They are a culmination of our learnings thus far about what’s worked and what’s important, and will continually evolve as we learn more.

It’s important to remember that each of the principles below should be interpreted and applied within the context of the Grab Way in its entirety. The sequencing below is not a reflection of any particular order of importance—all the principles are of equal importance and we believe that if we stand by them, we will serve all our stakeholders1 interests well.

[1]	Consumers, partners, Grabbers, investors, government, public, etc.

HEART—TO SERVE OUR COMMUNITIES AND EACH OTHER

•	Consumer first.

•

As creators and stewards of marketplaces, we will constantly have to balance the needs of all sides of the marketplace to sustain its health over the long term. While we will always strive to achieve the best outcomes for all our stakeholders within the constraints of our mission, there will be times when we will need to make difficult trade offs. In these moments, we will prioritise the needs of consumers first, partners second (merchant, driver, delivery, agent and business partners), and Grab last. This is premised on the beliefs that building healthy marketplaces is core to us achieving our mission, and that love and trust of paying end-consumers ultimately determines the health and success of any marketplace.

•	In making decisions, we strive to take a long-term view of consumer and partner value to the Grab ecosystem instead of focusing solely on the short-term.

•	OneGrab.

•	We recognise that we are stronger as OneGrab vs. as individual functions or business lines. We therefore actively work to overcome and break silos across verticals, functions, and hierarchies.

•	We work as teams (not individuals) and always endeavour to bring the best of Grab together to put our best foot forward for our stakeholders.

•	We before me. We put Grab’s interests ahead of our team’s interests, and similarly our team’s interests ahead of our individual interests.

•	Leaders coach, serve, and inspire.

•

Leaders at Grab are servant-leaders who do not view power as something to hoard or lord over others. They help Grabbers grow and succeed by coaching and inspiring everyone they work with, leading by example, and rolling up their sleeves to solve problems with their teams. Blaming, shaming, and coercive tactics are not part of their DNA.

HUNGER—ACHIEVING OUR MISSION REQUIRES GRIT AND DRIVE

•	Kaizen, in big and small ways.

•

We recognise that the path to achieving our mission is going to involve its fair share of twists and turns, requiring us to continuously adapt to new information and changing circumstances. Kaizen is the spirit of adaptability that Grab needs to navigate this winding road. Adaptability implies that we inspire and encourage our colleagues to solve problems as they arise. It implies that we constantly improve how we work. And it implies that we seek disruptive innovations to continue to advance our mission.

•

In an organisation that is growing as fast as ours, it is easy to neglect the spirit of adaptability. When busyness kicks in, reflection, ideation, and experimentation are often replaced by blame, pressure, and a fear of failure. Instead, we have to remain steadfast in seeking help and feedback, reflecting on our impact, ideating, problem-solving as a team, and experimenting with courage. With experimentation will come failure—that’s okay, as long as we own up to and learn from our mistakes.

•	Build on ground truths.

•

The best solutions come from a deep understanding of the target audience and problems being solved. To achieve this, we believe it’s important to personally go to the ground, apply our five senses to understand and experience the problems, and speak to stakeholders. In doing so, we allow our conscious and unconscious assumptions to be challenged, and round out our understanding with insights often not evident from data and second hand information alone.

HONOUR—TRUST IN GRAB MAKES OUR MISSION POSSIBLE

•	Act with integrity. Build trust.

•	Trust is both a key enabler of our mission and the secret sauce for high performing teams. So we work to do the right thing, honour our word and not compromise our integrity.

•	Likewise, trust is the foundation upon which successful marketplaces are built. So we constantly strive to establish and build trust amongst all participants of the marketplaces we steward.

•	Steward resources wisely

•

We use resources that have been entrusted to us responsibly and with careful consideration—evaluating whether the result is worth the investment, or whether something can be done in a more efficient manner. This will enable us to keep our costs competitive, and offer unbeatable value to our consumers and partners.

•

That said, we are also not pennywise and pound foolish. We recognise that prudent investment is what drives growth. This requires strategic discipline as well as wisdom to pick our battles, take calculated risks, and balance between our short- and long-term investments.

•	We recognise that Grabbers dedicate a significant portion of our precious time to the company, and we respect every second by using it effectively, avoiding wasted or duplicative effort.

HUMILITY—ACKNOWLEDGING THAT WE ARE ALL A WORK-IN-PROGRESS

•	Learn from every experience
•

We recognise that no matter how experienced or accomplished we are, we will always have room to learn and grow. So we actively seek out the learning from every encounter and experience. As we execute on our mission, the best source of learning often comes from the very people we seek to serve—our consumers, partners, communities and Grabbers.

•	Seek first to understand, then to be understood.
•	We listen actively, with an open heart and mind (being conscious of our biases), and always begin by assuming good intent.

•	We continuously work to improve our understanding and appreciation of diverse socioeconomic backgrounds, so we can be better contextual listeners.

•	We solve problems by fully understanding each other’s context, intent and challenges, so that we can work on finding win-win solutions together.

•	Debate, align, execute.

•	In the pursuit of our mission and in the spirit of kaizen, we value diversity of opinions and perspectives, and healthy respectful debate.

•	In making decisions, while we seek alignment from all relevant parties wherever possible, when teams are at an impasse, we escalate quickly up the chain of command so that we can keep moving forward.

•	Once a decision is made, we cease all debate, commit to making the best of it, and follow through with the appropriate execution regardless of whether or not we agree with the chosen path.

This is just the beginning

The world is at a fork in the road. On one side is massive economic disenfranchisement, and on the other side is sustainable economic empowerment. If we do our work well, we can help the world choose the better path.

We can’t say for certain we know how to achieve this. We can’t say for certain that we have even identified the problems we need to solve. But what we can say is that if our amazing team of Grabbers work together in the Grab Way, we can make a lasting difference for Southeast Asia by creating economic empowerment for everyone.

Godspeed,

Anthony and Hooi Ling

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Grab Holdings Inc. (“Grab”), J1 Holdings Inc. (“PubCo”) and Altimeter Growth Corp. (“AGC”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of AGC and Grab, which are all subject change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of AGC or Grab is not obtained; the risk that the business combination disrupts current plans and operations of AGC or Grab as a result of the announcement and consummation of the business combination; the ability of Grab to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to Grab; the amount of redemption requests made by AGC’s shareholders and the amount of funds available in the AGC trust account; the overall level of demand for Grab’s services; general economic conditions and other factors affecting Grab’s business; Grab’s ability to implement its business strategy; Grab’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Grab’s business, Grab’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Grab’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Grab’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Grab’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Grab’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, AGC’s Quarterly Report on Form 10-Q and other documents filed by PubCo or AGC from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither AGC nor Grab presently know, or that AGC or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect AGC’s and Grab’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or AGC’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. AGC and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, AGC and Grab may elect to update these forward-looking statements at some point in the future, PubCo, AGC and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Grab nor AGC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing AGC’s or Grab’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Grab and AGC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Grab, AGC or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between Grab and AGC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of AGC for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to AGC’s shareholders in connection with AGC’s solicitation for proxies for the vote by AGC’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Grab’s shareholders in connection with the completion of the proposed business combination. AGC and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, AGC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that AGC will send to its shareholders in connection with the business combination. AGC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with AGC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about AGC, PubCo, Grab and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by AGC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to AGC. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

AGC, PubCo and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from AGC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AGC’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about AGC’s directors and executive officers in AGC’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.